FORM 3                                                 OMB APPROVAL
                                                  OMB NUMBER  3235-0104
                                                  EXPIRES: April 30, 1997
                                                  Estimated Average burden
                                                  hours per response.....0.5

                   U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C.  20549

                       INITIAL STATEMENT OF BENEFICIAL

                           OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company act of 1940

1.   Name and Address of Reporting Person
     Bates, John C.
     3215 Edgevale
     Lambertville, Michigan 48144

2.   Date of Event Requiring Statement (Month/Day/Year)
     November 20, 1996#

3.   IRS or Social Security Number of Reporting Person (Voluntary)
     Not applicable

4.   Issuer Name and Ticker or Trading Symbol
     Steel Dynamics, Inc. (NASDAQ: STLD

5.   Relationship of Reporting Person to Issuer (Check all applicable)
     _X_  Director                       ___ 10% Owner
     ___  Officer (give title below)     ___ Other (specify below)

6.   If Amendment, Date of Original (Month/Day/Year)
     Not applicable

___________________________________________________________________________


TABLE I - NON DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.   Title of Security (Instr. 4)
     a)   Common Stock, par value $.01 per share
     b)   Common Stock, par value $.01 per share

2.   Amount of Securities Beneficially Owned (Instr. 4)
     a)   3,017,139
     b)   2,805,958*

3.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 5)
     a)   I
     b)   I


4.   Nature of Indirect Beneficial Ownership (Instr. 5)
     a) through control of Heidtman Steel products Inc., which has beneficial ownership of shares held by Keylock Investments Limited
     b) through pecuniary interests of certain members of immediate family in Mazelina Anstalt*

___________________________________________________________________________


TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.   Title of Derivative Security (Instr. 4)
     No securities owned

2.   Date Exercisable and Expiration Date (Month/Day/Year)
     Not applicable

3.   Title and Amount of Securities Underlying Derivative Security (Instr.
     4)
     Not applicable

4.   Conversion or Exercise Price of Derivative Security
     Not applicable

5.   Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 5)
     Not applicable

6.   Nature of Indirect Beneficial Ownership (Instr. 5)
     Not applicable

___________________________________________________________________________


Explanation of Responses:

# A registration statement with respect to securities of Steel Dynamics, Inc. is expected to go effective on or after 11/20/96.

* Mr. Bates expressly disclaims beneficial ownership of shares held by Mazelina Anstalt and/or beneficially held by members of his immediate family.


                                    /s/  John C. Bates            11/19/96
                               -------------------------------    --------
                               **Signature of Reporting Person      Date


** Intentional misstatements or omission of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.